Exhibit (a)(3)

November 2, 2007

TO:        UNIT HOLDERS OF RANCON REALTY FUND V, LP

SUBJECT:   OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 4,195 Units of limited partnership interest (the "Units") in RANCON REALTY FUND V, LP (the "Partnership") at a purchase price equal to:

                                  $700 per Unit
                                  -------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in RANCON REALTY FUND V, LP without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

o HIGHEST OFFER PRICE YET. This Offer Price is $35 per Unit higher than our last offer, and $20 per Unit higher than what the Partnership redeemed Units for in 2007.

o UNCERTAINTY OF REAL ESTATE AND CREDIT MARKETS. You may wish to liquidate your investment in real estate development deals given the uncertainty of real estate markets in Southern California and the current "credit crunch" which may impede the ability of the Partnership to continue its development and leasing of office space.

o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating, except that the Partnership terminates on December 31, 2015. Therefore, investors may not see liquidity for some time.

o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against limited partnership units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on yellow paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357. This Offer expires (unless extended) December 14, 2007.